NYSE
AN ICE EXCHANGE

September 2, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Shares, no par value, of GOLD X2 MINING INC., under the Exchange Act of 1934.

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com